VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

July 2, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 21, 2021
File No. 333-250011

Dear Ms. Dorin:

By letter dated June 4, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on May 21, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary

Corporate Structure, page 3

1.	Please revise your corporate chart to indicate the ownership, economic and voting interest held by each entity. For example, we note you disclose that you own 100% of the voting rights in RDM and hold Class A LLC units in Vivaopportunity Fund LLC, Vivaventures UTSI, LLC, Vivaventures Royalty II, LLC and International Metals Exchange, LLC that give you management control over these entities.

Response: The Company has filed Amendment No. 5 to Registration Statement on Form S-1 the date hereof (the “Amended S-1”). In the Amended S-1, the corporate chart has been replaced with an updated version that reflects such additional information.

Dilution, page 29

2.	You disclose that your net tangible book value as of March 31, 2021 was approximately $26,126,197. Please show us how you determined that book value of your net tangible assets was $26,126,197 and revise your disclosures as necessary.

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Response: Our net tangible book value is calculated as of March 31, 2021 as is follows:

Total Assets (or $57,228,102) minus “Intellectual property, net” (or $14,643,488) minus “License agreements, net” (or $2,231,520) minus “Rights of use assets- operating leases” (or $828,290) minus “Total liabilities” (or $20,626,100) with “Deferred income tax liabilities” (or $7,227,493) added back all of which equals $26,126,197. The deferred tax liabilities are directly related to the intellectual property acquired by the Company and are not required to be paid back according to ASC 740, and are offset over time with the amortization of the intellectual property over the course of their useful life. Our general note on deferred income tax is found on page F-12 in Note 3, and our description of the deferred tax liability related to the intellectual property is described on page F-17 and F-18 in Note 11 of the Notes to the Consolidated Financial Statements.

Financial Statements, page F-1

3.	We note your disclosures that you expect to effect a 1 for 30 reverse stock split of your outstanding common stock and preferred stock prior to the completion of this offering. We also note from your disclosures on page 63 and elsewhere that the proposed reverse stock split is expected to occur prior to the effective date of the registration statement. Please revise your disclosures where applicable in the filing to clearly state when you plan to effect the reverse stock split of your common stock and preferred stock. Please revise your historical financial statements to give retrospective effect to the stock split that you expect to occur prior to the effectiveness of this registration statement and have your auditors dual date their report for the impact of the stock split. Refer to ASC 505-10-S99 (SAB Topic 4:C.) for guidance.

Response: The reverse stock split will be effected after the filing of the Amended S-1. Following effectiveness of such reverse stock split a subsequent Amendment to S-1 will be filed to disclose such effectiveness and to give retrospective effect to such reverse stock split.

Report of Independent Registered Public Accounting Firm, page F-29

4.	We note that you changed the independent registered accounting firm from Hall & Company CPAs to Macias Gini & O’Connell LLP to audit your financial statements for the year ended December 31, 2020. Please revise to provide disclosures required by Item 304 of Regulation S-K pursuant to Item 11(i) of Form S-1.

Response: Effective January 1, 2021, Hall & Company CPAs, the independent registered public accounting firm for the Company, combined with Macias Gini & O’Connell LLP. The Amended S-1 includes disclosure required by Item 304 of Regulation S-K pursuant to Item 11(i) of Form S-1

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Notes to the Consolidated Financial Statement

Note 3. Summary of Significant Accounting Policies

Principles of Consolidation, page F-36

5.	We note your disclosures that RDM and VWFI are considered to be VIEs, you are the primary beneficiary and consolidated these VIEs in your financial statements. Please disclose the carrying amounts and classification of these VIE’s assets and liabilities in your balance sheet and nature of restrictions on those assets as required by ASC 810-10-50-3(bb), and financial support provided to those VIEs during the periods presented as required by ASC 810-10-50-5A(c).

Response: In the Amended S-1, the Company has updated Note 3 of the Notes to the Consolidated Financial Statements to disclose the nature of restrictions of the VIE assets as required by ASC 810-10-50-3(bb) and any financial support provided to these VIEs according to by ASC 810-10-50-5A(c). As previously disclosed in our Form S-1 financial statements, the carrying amounts and classification of the cash and cash equivalents and any liabilities attributed to our VIEs has been segregated and classified in its own account on the balance sheet.

Exhibits

6.	Please file the license agreement you entered into with TBT Group on January 20, 2021, as amended on May 10, 2021, or tell us why you believe you are not required to file such agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: Such license agreement has been filed as an exhibit to the Amended S-1.

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General

7.	We continue to consider your response to prior comment 8, and may have additional comments.

Response: We have submitted further analysis and information to the Commission in response to such comment. Pursuant to our discussions with the Commission regarding this matter, we have added certain disclosure in the Amended S-1 concerning this matter, which further clarifies the conclusion that we are not an “Investment Company” as defined in the Investment Company Act of 1940, as amended. As our business continues to develop and production increases, the percentage of our total assets comprised of investment securities is expected to decline substantially. We do not plan to buy unrelated businesses or assets or to be a passive investor. Nevertheless, we intend to monitor and review the value of our investments, on a quarterly basis, in order to ensure that the value of our investment securities never exceeds 40% of the value of our total assets.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115